STIFEL, NICOLAUS & COMPANY, INCORPORATED
One Financial Plaza
501 North Broadway
St. Louis, Missouri 63102

November 10, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:                      Mr. Matt McNair

Re:	Lakeland Financial Corporation (the “Company”) Registration Statement on Form S-1,
File No. 333-162659

Dear Mr. McNair:

As lead manager of the underwriters with respect to the offering pursuant to the above-referenced Registration Statement, we hereby join in the Company’s request that such Registration Statement be permitted to become effective on Thursday, November 12, 2009 at 5:00 pm Washington, D.C. time, or as soon thereafter as practicable.

In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.

In connection with the offering pursuant to the above-referenced Registration Statement, we hereby confirm that we have electronically disseminated copies of the Preliminary Prospectus dated November 9, 2009 to each underwriter who will be invited to participate in the offering, that such dissemination took place between November 9, 2009 and November 10, 2009, and such dissemination will secure adequate distribution of the Preliminary Prospectus prior to the Registration Statement effective date.

                                                                                                                        Very truly yours,

                                                                                                                        STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                                                                                                        By:           /s/  Patrick R. Koster
                                                                                                                         Patrick R. Koster, Managing Director